FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for Fiscal Year 2011 Second Quarter Ended December 31, 2010

Financial Highlights

•	Record-breaking quarterly revenues of $74.4 million, representing an increase of 61.1% compared to $46.2 million year-over-year

•	Gross margin at 36.0%, as compared to 31.2% year-over-year, and 34.8% quarter-over-quarter

•	Non-GAAP net income attributable to Hollysys of $15.0 million, as compared to $8.1 million and a 85.4% increase year-over-year

•	Diluted EPS at $0.27 reported for the quarter

•	Record-breaking backlog balance at $288.5 million as of December 31, 2010, a 31.4% increase compared to $219.6 million year-over-year

•	Quarterly DSO of 104 days, as compared to 137 days year-over-year and 111 days quarter-over-quarter

Beijing, China – February 16, 2011 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal 2011 second quarter ended December31, 2010 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: “We are very pleased to report another stellar quarter with solid financial and operational performance. Our financials were significantly improved on a year-on-year basis, and our operational status and backlog continued its upward trend. I would like to discuss some of the key events that took place during this quarter.”

Hollysys Automation Technologies, Ltd	Page 2
February 16, 2011

“In this quarter, amid robust growth from all business lines, our high-speed rail business set another quarterly high from not only revenue but also backlog perspective.  Specifically, I like to mention two of our significant contract wins in this quarter. Hollysys signed a $30.45 million 300-350km/h ATPs contract during the quarter, which will be installed on any type of 300-350km/h high-speed trains for any 300-350 km/h high-speed lines in China. This contract win is a testament that Hollysys will continue to play a leading role in China’s 300-350km/h high-speed rail market, following our great success in 200-250km/h segment.

Also in this quarter, we signed another $33.63 million TCC contract to supply ground-based signaling system to Beijing-Shijiazhuang-Wuhan high-speed rail line with a designed traveling speed of 350km/h and 1,200km in total length. This line is the northern portion of Beijing-Guangzhou high speed rail line, one of the main arteries of China’s national high-speed rail network. This significant contract win further strengthens our key position in China’s high-speed rail signaling market.

Further more, Hollysys showcased its proprietary ATP and TCC products on the world stage on the 7th World Conference on High-speed Rail held in Beijing in December.  As many countries in the world having already formulated high-speed rail build out plans, Hollysys will leverage on its expertise and technology accumulated in this round of China’s high-speed rail build-out to enter international market.”

Fiscal Year 2011 Second Quarter Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three Months ended			Six Months ended
	December 31, 2010	December 31, 2009	% Change	December 31, 2010	December 31, 2009	% Change

Revenues	$74,371	46,163	61.1%	$135,214	84,357	60.3%
Integrated Contract Revenue	$71,198	43,970	61.9%	$128,572	79,840	61.0%
Products Sales	$3,173	2,193	44.7%	$6,642	4,516	47.1%
Cost of Revenues	$47,595	31,770	49.8%	$87,257	55,753	56.5%
Gross Profit	$26,776	14,393	86.0%	$47,956	28,603	67.7%
Total Operating Expenses	$11,358	5,365	111.7%	$21,043	11,229	87.4%
Selling	$5,384	3,573	50.7%	$8,954	6,299	42.2%
General and Administrative	$4,713	4,014	17.4%	$8,485	6,441	31.7%
Research and Development	$6,448	3,395	89.9%	$10,774	6,249	72.4%
VAT refunds and government subsidy	$(5,187)	(5,618)	-7.7%	$(7,171)	(7,760)	-7.6%
Income from Operations	$15,418	9,028	70.8%	$26,913	17,374	54.9%
Other income (expense), net	$(595)	(104)	471.0%	$(553)	45	-1333.9%
Gain on disposal of an equity investee	$-	-		$1,428	-
Share of net gains of equity investees	$2,304	364	533.5%	$1,953	600	225.6%
Interest expense, net	$(445)	(243)	83.2%	$(720)	(596)	21.0%
Income Tax Expenses	$1,700	102	1569.7%	$3,643	922	295.2%
Non-GAAP Net income attributable to non-controlling interest	$4	864	-99.6%	$12	1,794	-99.4%
Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$14,978	8,079	85.4%	$25,367	14,707	72.5%
Basic Non-GAAP EPS	$0.28	0.16	70.1%	$0.47	0.29	58.2%
Diluted Non-GAAP EPS	$0.27	0.16	70.9%	$0.46	0.29	58.6%

Stock-based Compensation Cost for Options	$131	131	-	$262	262	-
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$14,847	7,948	86.8%	$25,105	14,445	73.8%
Basic GAAP EPS	$0.27	0.16	71.3%	$0.46	0.29	59.4%
Diluted GAAP EPS	$0.27	0.16	72.2%	$0.46	0.29	59.8%

Basic Weighted Average Common Shares Outstanding	54,449,999	49,942,614	9.0%	54,449,564	49,942,614	9.0%
Diluted Weighted Average Common Shares Outstanding	54,936,098	50,653,381	8.5%	54,895,992	50,465,837	8.8%

Hollysys Automation Technologies, Ltd	Page 3
February 16, 2011

Operational Results Analysis for the three months ended December 31, 2010

For the three months ended December 31, 2010, total revenues increased by 61.1% to $74.4 million, from $46.2 million in the comparable prior fiscal year period.  Of the total revenues, revenue from integrated contracts increased by 61.9% to $71.2 million, compared to $44.0 million for the same period of the prior year.  The Company’s integrated contract revenue by segment was as followings:

•	$34.4 million, or 48.3%, related to Industrial Automation & Control, representing a 16.3% segment revenue growth year-over-year;

•
Rail and Subway was $35.1 million, or 49.3%, representing a 229.2% increase year over year; of which $22.8 million, or 32.0%, was from Rail Signaling and Control projects, and $12.3 million, or 17.3%, was from Subway Automation and Control; and

•	$1.7 million, or 2.4%, related to Nuclear Plant Control projects and miscellaneous, compared to $3.7 million year-over-year.

Hollysys Automation Technologies, Ltd	Page 4
February 16, 2011

As a percentage of total revenues, overall gross margin was 36.0% for the three months ended December 31, 2010, as compared to 31.2% for the same period of last year. The gross margin for integrated contracts and product sales were 35.7% and 42.1% for the three months ended December 31, 2010, as compared to 31.0% and 35.7% for the same period of last year respectively.

For the three months ended December 31, 2010, selling expenses were $5.4 million, compared to $3.6 million year over year, increased by $1.8 million, or 50.7%, which was mainly due to the Company’s expanded sales network and increased selling staffs.  As a percentage of total revenues, selling expenses were 7.2% and 7.7% for the three months ended December 31, 2010 and 2009, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $4.8 million for the quarter ended December 31, 2010, representing an increase of $0.7 million, or 16.9%, as compared to $4.1 million for the prior year period. As a percentage of total revenues, G&A expenses were 6.5% and 9.0% for the three months ended December 31, 2010 and 2009, respectively. Including the non-cash stock-based compensation cost of $131,019, general and administrative expenses were 5.0 million and 4.3 million for the quarter ended December 31, 2010 and 2009, respectively.

Research and development expenses were $6.4 million for the three months ended December 31, 2010, compared to $3.4 million for the same period of last year, increased by $3.0 million, or 89.9%, mainly due to the Company’s increased R&D activities. As a percentage of total revenue, R&D expenses were 8.7% and 7.4% for three months ended December 31, 2010 and 2009, respectively.

The share of net gains from equity investees were $2.3 million for the three months ended December 31, 2010, of which, $2.1 million was from Beijing Techenergy Ltd., the 50/50 joint venture between Hollysys and China Guangdong Nuclear Power Corp., that mainly engages in providing automation and control products and services to China’s nuclear industry.

The income tax expenses were $1.7 million the three months ended December 31, 2010, compared to $0.1 million for the prior year period. The effective tax rate was 10.3% and 1.1% for the three months ended December 31, 2010, and 2009, respectively. The large increase of tax expenses was mainly due to lower than normal tax expenses for the same period last year, caused by tax expense claw-back upon successful obtaining “High Technology Enterprise” tax certificate by our Hangzhou subsidiary, Hangzhou Hollysys Automation Co., Ltd.

Hollysys Automation Technologies, Ltd	Page 5
February 16, 2011

For the three months ended December 31, 2010, the non-GAAP net income excluding non-cash stock compensation cost was $15.0 million or $0.27 per diluted share based on 55 million shares outstanding. This represents an increase of $6.9 million, or 85.4%, over the $8.1 million, or $0.16 per share based on 51 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $14.8 million, or $0.27 per diluted share representing an increase of $6.9 million, or 86.8%, over the $7.9 million, or $0.16 per share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of December 31, 2010 was $288.5 million, compared to $255.3 million on September 30, 2010, and $219.6 million on December 31, 2009. The detailed breakdown of the backlog by segment is as followings:

(In USD million)

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2010-12-31		2010-9-30			2009-12-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation & Control	81.6	28.3%	85.3	33.4%	-4.3%	53.0	24.1%	54.0%
Rail Automation & Control	112.3	38.9%	62.9	24.6%	78.6%	53.9	24.5%	108.4%
Subway Automation & Control	81.0	28.1%	93.2	36.5%	-13.2%	107.6	49.0%	-24.7%
Nuclear automation and control and miscellaneous	13.6	4.7%	13.9	5.4%	-1.9%	5.2	2.4%	162.9%
Total	288.5	100.0%	255.3	100.0%	13.0%	219.6	100.0%	31.4%

Cash Flow Highlights

The net cash used in operating activities was $3.5 million for the three months ended December 31, 2010, mainly due to increased accounts receivables. Including investing and financing activities, the total net cash outflow for this quarter was $15.3 million, mainly due to the usage of $12.1 million to repay the three-year period bonds.

Hollysys Automation Technologies, Ltd	Page 6
February 16, 2011

Balance Sheet Highlights

As of December 31, 2010, Hollysys’ cash and cash equivalents were $95.0 million, compared to $110.2 million on September 30, 2010. Days Sales Outstanding (“DSO”) for this quarter is 104 days, as compared to 137 days year-over-year and 111 days quarter-over-quarter. Inventory turnover is 60 days for the three months ended December 31 2010, as compared to 58 days for the prior year period.

Outlook for FY 2011

Dr. Wang concluded, “Given our strong financial performance to date and historical record-high backlog balance, we are revising our fiscal 2011 revenues and net income guidance from $233M to $237M and $38 million to $39 million to $243 million to $247 million and $39 million to 41 million respectively.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 8:00 AM ET/9:00 PM Beijing time on Thursday, February 17, 2011. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 44189027.

1-866-519-4004 (USA)
800-930-346 (HK)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67239381 (International）

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:
http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

Hollysys Automation Technologies, Ltd	Page 7
February 16, 2011

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3000 employees with nationwide Presence in 29 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd	Page 8
February 16, 2011

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com

Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Lily Yu
Investor Relations
(8610) 5898-1326/+1-646-593-8125
yuyiou@hollysys.com

Hollysys Automation Technologies, Ltd	Page 9
February 16, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended December 31,		Six months ended December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$71,197,708	$43,969,826	$128,571,746	$79,840,377
Products sales	3,173,063	2,193,281	6,641,867	4,516,338
Total revenues	74,370,771	46,163,107	135,213,613	84,356,715

Cost of integrated contracts	45,758,899	30,360,789	83,881,846	53,944,533
Cost of products sold	1,836,224	1,409,204	3,375,286	1,808,782
Gross profit	26,775,648	14,393,114	47,956,481	28,603,400

Operating expenses
Selling	5,383,553	3,573,479	8,954,422	6,299,120
General and administrative	4,844,166	4,145,028	8,747,305	6,703,341
Research and development	6,447,952	3,395,326	10,773,839	6,248,605
VAT refunds and government subsidy	(5,186,791)	(5,617,990)	(7,170,506)	(7,759,870)
Total operating expenses	11,488,880	5,495,843	21,305,060	11,491,196

Income from operations	15,286,768	8,897,271	26,651,421	17,112,204

Other income (expenses), net	(595,396)	(104,264)	(552,812)	44,801
Gain on disposal of equity interest of an equity investee	-	-	1,427,541	-
Share of net gains of equity investees	2,303,870	363,689	1,953,327	599,974
Interest expense, net	(444,655)	(242,729)	(720,470)	(595,532)
Income before income taxes	16,550,587	8,913,967	28,759,007	17,161,447

Income taxes expenses	1,699,844	101,808	3,642,848	921,806
Net income	14,850,743	8,812,159	25,116,159	16,239,641

Less: Net income attributable to non-controlling interest	3,653	864,370	11,644	1,794,294
Net income attributable to Hollysys Automation Technologies Ltd.	$14,847,090	$7,947,789	$25,104,515	$14,445,347

Weighted average number of common shares	54,449,999	49,942,614	54,449,564	49,942,614

Weighted average number of diluted common shares	54,936,098	50,653,381	54,895,992	50,465,837

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.27	0.16	0.46	0.29

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.27	0.16	0.46	0.29

Other comprehensive income
Net income	14,850,743	8,812,159	25,116,159	16,239,641
Translation adjustments	2,422,268	(3,563)	5,432,221	117,899
Comprehensive income	17,273,011	8,808,596	30,548,380	16,357,540

Less: Comprehensive income attributable to non-controlling interest	13,627	864,967	32,740	1,813,243
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$17,259,384	$7,943,629	$30,515,640	$14,544,297

Hollysys Automation Technologies, Ltd	Page 10
February 16, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,	September 30,
	2010	2010
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$94,952,089	$110,223,446
Contract commitment deposit in banks	6,194,005	5,104,740
Accounts receivable, net of allowance for doubtful accounts of $9,793,698 and $9,411,259	86,246,393	67,216,021
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,131,539 and $1,256,336	84,607,121	81,989,156
Other receivables, net of allowance for doubtful accounts of $153,043 and $197,927	3,708,422	5,336,728
Advances to suppliers	15,222,850	7,523,462
Amount due from related parties	11,783,932	11,537,861
Inventories, net of provision of $2,183,416 and $2,811,087	30,097,403	28,120,204
Prepaid expenses	964,330	889,870
Deferred tax assets	707,023	589,997
Assets held for sale	8,741,354	8,534,792
Total current assets	343,224,922	327,066,277

Property, plant and equipment, net	61,507,308	59,421,550
Long term investments	16,690,181	14,829,360
Deferred tax assets	730,260	710,540

Total assets	422,152,671	402,027,727

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	489,801	-
Current portion of long-term loans	3,019,825	2,238,438
Bonds payable	-	11,938,338
Accounts payable	61,646,943	48,695,645
Construction cost payable	6,817,059	8,468,957
Deferred revenue	35,679,412	34,341,675
Accrued payroll and related expense	6,440,471	4,681,590
Income tax payable	5,310,560	1,626,514
Warranty liabilities	2,298,221	2,028,962
Other tax payables	12,772,541	12,843,882
Accrued liabilities	4,329,403	4,673,989
Amounts due to related parties	3,743,103	3,489,366
Deferred tax liabilities	555,835	579,184
Total current liabilities	143,103,174	135,606,540

Long-term bank loans	34,727,989	35,068,869

Total liabilities	177,831,163	170,675,409

Commitments and contingencies

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 54,454,129 and 54,449,129 shares issued and outstanding	54,455	54,450
Additional paid-in capital	139,052,695	138,882,181
Appropriated earnings	17,396,777	17,396,777
Retained earnings	64,041,307	53,648,616
Accumulated comprehensive income - translation adjustments	22,968,669	20,576,316
Total Hollysys Automation Technologies Ltd. stockholder’s equity	243,513,903	230,558,340

Non-controlling interest	807,605	793,978
Total equity	244,321,508	231,352,318

Total liabilities and stockholders' equity	$422,152,671	$402,027,727

Hollysys Automation Technologies, Ltd	Page 11
February 16, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended December 31, 2010	Six months ended December 31, 2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$14,850,743	$25,116,159
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,213,210	2,161,287
Allowance for doubtful accounts	544,486	1,651,020
Impairment loss on long-term investment	150,991	150,991
Impairment loss on property, plant and equipment	23,441	23,441
Gain on disposal of property, plant and equipment	(93,601)	(77,086)
Gain on disposal of equity interest of an equity investee	-	(1,427,541)
Share of net gains from equity investees	(2,303,870)	(1,953,327)
Amortization of expenses accrued for bond payable	15,964	31,559
Stock-based compensation	131,019	262,038
Deferred tax assets (liabilities), net	(140,539)	794,367
Changes in operating assets and liabilities:
Accounts receivable	(16,159,335)	(20,384,630)
Cost and estimated earnings in excess of billings	(4,690,752)	(23,708,588)
Inventories	(1,695,354)	(5,945,580)
Advance to suppliers	(7,571,639)	(4,275,857)
Other receivables	1,724,845	564,965
Deposits and other assets	(2,161,585)	(1,646,263)
Due from related parties	136,906	(164,660)
Accounts payable	12,384,597	18,880,759
Deferred revenue	936,251	1,275,322
Accruals and other payable	76,382	1,157,477
Due to related parties	210,154	8,412
Tax payable	(1,107,304)	2,169,303
Net cash used in operating activities	(3,524,990)	(5,336,432)

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,188,028)	(13,265,780)
Proceeds from disposal of property, plant and equipment	5,295	10,598
Repayment from related parties	-	27
Proceeds from disposal of equity interest of investees	1,236,923	3,678,970
Dividends from an equity investee	90,595	90,595
Net cash used in investing activities	(1,855,215)	(9,485,590)

Cash flows from financing activities:
Proceeds from (Repayments of) short-term loans	472,180	(1,020,112)
Repayments of bonds payable	(12,079,301)	(12,079,301)
Proceeds from exercise of options	39,500	39,500
Net cash used in financing activities	(11,567,621)	(13,059,913)

Effect of foreign exchange rate changes	1,676,469	3,332,079
Net decrease in cash and cash equivalents	$(15,271,357)	$(24,549,856)

Cash and cash equivalents, beginning of period	$110,223,446	$119,501,945
Cash and cash equivalents, end of period	94,952,089	94,952,089

Hollysys Automation Technologies, Ltd	Page 12
February 16, 2011

Reconcile GAAP Net Income to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended December 31,		Six months ended December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$14,847,090	$7,947,789	$25,104,515	$14,445,347
Adjustments:
Stock-based compensation cost for options	131,019	131,019	262,038	262,038
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$14,978,109	$8,078,808	$25,366,553	$14,707,385